Subsidiaries of Registrant

	The Company or the registrant has seven wholly-owned subsidiaries, six of which are corporations organized under the laws of The State of New
Hampshire: Concord Electric Company, Exeter & Hampton Electric Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc., and Unitil Service Corp. The seventh, Fitchburg Gas and Electric Light Company, is organized under the laws of The State of Massachusetts.